08028168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

SEC FILE NUMBER
8- 50011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADITION (GLOBAL CLEARING), INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE, 4TH FLOOR
(No. and Street)

NEW YORK,	**NY**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH A. RICCIARDI **(212) 791-4500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

STATEMENT OF FINANCIAL CONDITION

Tradition (Global Clearing), Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities Inc.)
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Tradition (Global Clearing), Inc.
(A wholly-owned subsidiary of Tradition Asiel Securities Inc.)

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

(212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Tradition (Global Clearing), Inc.

We have audited the accompanying statement of financial condition of Tradition (Global Clearing), Inc. (the Company), (a wholly-owned subsidiary of Tradition Asiel Securities Inc.) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Tradition (Global Clearing), Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 12, 2008

Tradition (Global Clearing), Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities Inc.)

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$2,100,784
Total assets	$2,100,784
Stockholder's equity	
Total stockholder's equity	$2,100,784

See accompanying notes to statement of financial condition.

Tradition (Global Clearing), Inc.
(A wholly-owned subsidiary of Tradition Asiel Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Tradition (Global Clearing), Inc. (the Company) is a Delaware corporation and a wholly-owned subsidiary of Tradition Asiel Securities Inc., a wholly-owned subsidiary of Tradition (North America), Inc. (TNA), which is in turn a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland.

The Company is a registered broker-dealer and has presently ceased all operations but has continued its compliance with all the rules and regulations required to maintain its registration with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

2. Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable; however, actual results could differ from those estimates.

3. Related Party Transactions

TNA provides various services to the Company and in turn charges a general and administration fee annually. This amount was fully paid in 2007.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) (the Rule), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers.

The Company elected to compute its net capital under the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

4. Net Capital Requirements (continued)

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2007, the Company had net capital of approximately $2.1 million, which was approximately $1.8 million in excess of its required net capital of $250,000.

The Company does not carry the accounts of customers, and accordingly, is exempt from SEC Rule 15c3-3.

5. Estimated Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the fair value of financial instruments recognized in the Statement of Financial Condition approximates their carrying value, as all financial instruments are short-term in nature.

6. Concentration of Credit Risk

At December 31, 2007, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a major financial institution that is insured up to $100,000 by the Federal Deposit Insurance Corporation.

END